Exhibit 99.1

WESTERN INVESTMENT LLC
7050 S. Union Park Center, Suite 590
Midvale, Utah 84047

June 6, 2008

BY FAX AND FEDERAL EXPRESS

Board of Directors
DWS Global Commodities Stock Fund, Inc.
345 Park Avenue
New York, New York 10154

Members of the Board:

Western Investment LLC (“Western Investment”), together with its affiliates, is a significant stockholder of DWS Global Commodities Stock Fund, Inc. (“GCS”), owning an aggregate of approximately 1.9 million shares of common stock (over 9%) of GCS.  As significant stockholders of GCS, we are concerned that the Board of Directors is not adequately addressing GCS’s continued, excessive discount to its Net Asset Value (“NAV”) and is ignoring its responsibility to maximize stockholder value.  It is for this reason that we felt it necessary to submit nominations on behalf of our four highly qualified director nominees for election at GCS’s 2008 annual meeting of stockholders.

As the sixth and final of GCS’s required semi-annual tender offers approaches, we ask the members of the Board to consider whether sufficient action has been taken to address GCS’s continued and excessive discount to NAV.  GCS has been required to initiate a tender offer in each of the previous five semi-annual periods due to its excessive discount to NAV.  Significantly, each of these 5% tender offers has been vastly oversubscribed, with the last four having approximately 60% of GCS’s outstanding shares being tendered.  Furthermore, the 5% tender offers have had little effect on GCS’s discount to NAV.  In fact, GCS was trading at a discount to NAV in excess of 15% as recently as May 15, 2008.  We note that GCS has frequently been in the bottom 1% of all closed-end funds in terms of discount to NAV.

We believe the Board’s initial attempt to address GCS’s persistent discount to NAV was a step in the right direction.  However, in light of the failure of the semi-annual 5% tender offers to reduce GCS’s NAV discount, the Board’s failure to take decisive action would be disheartening.  We were particularly disappointed to read in GCS’s recent press release that “there can be no assurance, however, that the Board will authorize any additional tenders, share repurchases or any other action.”  In the face of such clear and overwhelming stockholder demand for cash at close to NAV in lieu of GCS’s shares, we feel there is a compelling need for significant further action.

We believe the Board should acknowledge this sixth tender offer for what it is – a referendum on GCS’s status.  We have read your press release of May 27, 2008 and call upon the Board to treat the results of the scheduled upcoming tender offer as a referendum on the future of GCS.  The tender by holders of 50% or more of GCS’s outstanding shares should send a clear message to the Board of shareholder dissatisfaction with the status quo, and the call for the Board to take decisive action.  It seems reasonable to us, and in fact likely, that a slate of nominees offering shareholders the option of receiving full value for their shares would receive a similar majority.

The Board has a duty to stockholders to seriously consider all options to address GCS’s discount to NAV, including, among other things, converting to an exchange-traded fund (“ETF”) or exchange-traded note (“ETN”), or as a last resort, open-ending or liquidating GCS.  The fact that an excessive discount has persisted for years despite strong NAV performance and repeated tenders strongly implies that the illiquid closed-end fund structure is not the correct structure for an investment in the highly volatile commodity sector.  As you know, ETFs and ETNs offer a variety of benefits to investors, including a high level of liquidity and transparency of holdings.    Furthermore ETNs and ETFs have had strong market acceptance in the commodity sector.  Consider for example, the dramatic growth of this asset class in the market, with funds such as the Gold ETF (NYSE:GLD) having a market cap in excess of $17 billion and daily trading volume near 12 million shares.  Additionally, Deutsche Bank has the benefit of being a leader in the area of commodity ETNs.  We believe that a conversion of GCS to an ETN would be well received by stockholders and would, among other things, solidify this leadership position, enhance liquidity for GCS’s stockholders and likely as well for the entire ETN complex.  If the current Board is unwilling to consider making the modifications necessary for such a conversion, stockholders should be given a chance to elect directors who will.

We hope that the Board is considering the issues we have raised, as well as affirmative actions that will respond to the clear majority of stockholder’s desire to obtain full and fair value for their shares.  Western Investment would like to work together with the Board towards a smooth transition to an ETN, and respectfully request that we be given the opportunity to discuss these matters further directly with the Board.  We look forward to your response.

Very truly yours,

WESTERN INVESTMENT LLC

By:	/s/ Arthur D. Lipson
Name:	Arthur D. Lipson
Title:	Managing Member